Exhibit 99.1

Freightos Reports Platform KPIs for Second Quarter Exceeding

Management Expectations

The Company Plans to Report Earnings on August 17, 2026

July 15, 2026 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral global freight pricing, booking and procurement platform, today reported preliminary key performance indicators for the second quarter of 2026.

These operational KPIs primarily reflect platform activity. Freightos’ strategy is focused on scaling its solutions and software offerings, which represent the majority of revenue and are less directly reflected in these metrics, while supporting deeper utilization across the platform. Solutions progress will be discussed in the upcoming earnings release.

	Actuals*	Management’s Expectations
	Q2 2026	Q2 2026
# Transactions (‘000)	458	437 - 444
Year over Year Growth	15%	10% - 12%
GBV ($m)	422	388 - 393
Year over Year Growth	33%	23% - 24%

*Numbers are preliminary and subject to change with the full, final earnings release

Platform Expansion and Network Growth

●	Transactions: Q2 2026 transactions totaled a record 458k, up 15% year-over-year and above management’s expectations, reflecting primarily resumed activity in Middle East routes. The military conflict in the Middle East continued to disrupt major international shipping and air corridors, but recovery throughout the quarter was stronger than management had anticipated. Excluding routes involving Middle East origin, destination or airspace, transactions grew year-over-year at a rate in line with the company’s long-term model of 20-30% transactions growth.
●	Carrier and Buyer Growth: 75 carriers were active (receiving more than 5 transactions each) on the platforms in Q2 2026, compared with 79 in Q1 2026 and 75 in Q2 2025. The quarter-on-quarter decrease reflects some carriers falling below the threshold, partially offset by the addition of other carriers, including Ethiopian Airlines, whose joining was announced in March 2026. Unique buyer users increased moderately to approximately 21 thousand, compared to approximately 20,600 in Q1 2026 and up 4% from Q2 2025.
●	Gross Booking Value (GBV): The total value of transactions processed on the Freightos platform, or GBV, reached a record of $422M for Q2 2026, up 33% from Q2 last year and above management’s expectations. The outperformance reflects both continued growth in transaction volumes and the sustained elevation of average air freight rates, which have remained approximately 25% above pre-conflict levels even as the platform has recovered a significant portion of its transaction volumes.

“Q2 volumes recovered faster than we expected, with Middle East routes resuming activity even as the broader conflict continues to disrupt global trade corridors” said Pablo Pinillos, CEO and Interim CFO of Freightos. “This resilience reflects the value of a neutral platform that can rapidly reallocate demand across carriers and routes. We continue to focus on scaling solutions adoption and executing toward profitability, and to support our customers during the continued market uncertainty."

Q2 2026 Earnings Call

Financial results for the second quarter 2026 will be reported before markets open on August 17, 2026. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EDT.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/WN__BSW1OT9QhasPC2kadXZ9Q#/registration

Following registration, you will be sent the link to the conference call, which is accessible either via the Zoom app, or, alternatively, from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a calendar quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading digital infrastructure platform powering the international freight industry. Operating as a vendor-neutral network, Freightos connects airlines, ocean carriers, trucking carriers, freight forwarders, and importers and exporters of all sizes to bring transparency, efficiency, and resilience to global supply chains.

The Freightos platform digitalizes freight execution by transforming manual, fragmented processes into seamless, connected, and data-driven digital workflows. Freightos delivers integrated capabilities including procurement, pricing, quoting, booking, customs clearance, payments, and market intelligence across air, ocean, and road freight. By serving as the intelligence middleware layer that unifies data and workflows, Freightos empowers smarter operational decisions and enables market participants to transact, collaborate, and manage global shipments more effectively.

Used by thousands of logistics service providers and businesses around the world, Freightos combines software, network connectivity, transaction infrastructure, and market data into an interconnected digital ecosystem.

Contacts

Media:

Tamar Hartal

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com